VIA EDGAR

October 11, 2016

Alberto Zapata, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4644

RE:	Registrant:	Lincoln Variable Insurance Products Trust (“Trust”)
	File Nos.:	811-08090 and 033-70742
	Funds:	LVIP VIP Mid Cap Managed Volatility Portfolio – Standard Class
(the “Liquidating Class”)

Dear Mr. Zapata:

This letter responds to your comments to the Trust’s preliminary proxy statement filed on September 30, 2016 pursuant to Section 14(a) of the Securities Exchange Act of 1934.

The following are your comments and the Trust’s responses.

1)	In the letter to contract owners and shareholders, clarify to whom, if anyone, the shares of the Liquidating Class are sold in addition to separate accounts of The Lincoln National Life Insurance Company and Lincoln Life & Annuity Company of New York.
A.	The first sentence of the third paragraph of the letter has been replaced with the following, which reflects the fact that shares of the Liquidating Class are sold only to separate accounts of The Lincoln National Life Insurance Company and Lincoln Life & Annuity Company of New York:

The shares of the Liquidating Class are sold directly or indirectly to separate accounts of The Lincoln National Life Insurance Company (“Lincoln Life”) and Lincoln Life & Annuity Company of New York (“Lincoln New York”), that support certain variable annuity contracts and variable life insurance policies (the “Accounts”) issued by such companies.

2)	Under the heading SUMMARY OF THE PLAN OF LIQUIDATION, the second sentence of the first paragraph should be rewritten to reflect Plain English disclosure to allow shareholders to more clearly understand the effect of the Plan of Liquidation.
A.	The second sentence of the first paragraph has been replaced with the following:

On the Liquidation Date, the Liquidating Class’s assets will be distributed to insurance company separate accounts for the benefit of the Liquidating Class’s beneficial owners.

3)	Provide the missing information under the heading Share Ownership.
A.	The requested revision has been made.

Your consideration of this filing is much appreciated. Please contact me at the number indicated above with any questions.

Very truly yours,

/s/ Sam Goldstein

Samuel K. Goldstein, Esq.

Senior Counsel – Funds Management

Enclosures

cc:  Ronald A. Holinsky, Esq.

Danielle Kulp

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